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                          June 23, 2022

       Saul Laureles
       Chief Legal Officer
       Stem, Inc.
       100 California St., 14th Floor
       San Francisco, California 94111

                                                        Re: Stem, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 15, 2022
                                                            File No. 333-265612

       Dear Mr. Laureles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John T. Gaffney